SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                          CROWN NORTHCORP, INC.
                          ---------------------
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                  --------------------------------------
                      (Title of Class of Securities)

                                664015-10-4
                              --------------
                              (CUSIP Number)

         --------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         March 7, 1997
          ------------------------------------------------------
         (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  / /

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with the
statement.                           / /


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7))

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                           SCHEDULE 13D

CUSIP NO.      664015-10-4
               -----------

1    NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON
               Harbert Equity Fund I, L.L.C.
     ---------------------------------------------
     I.R.S Identification No.      72-1342204
     ---------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   / /
                                                            (b)   / /

_________________________________________________________________

3.   SEC USE ONLY

_________________________________________________________________

4.   SOURCE OF FUNDS*
     AF

_________________________________________________________________

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


_________________________________________________________________


NUMBER OF                7.   SOLE VOTING POWER
SHARES                        1,000,000 Shares of Common Stock
BENEFICIALLY                  --------------------------------
OWNED BY
EACH                     8.   SHARED VOTING POWER     None
REPORTING                     --------------------------------

PERSON WITH              9.   SOLE DISPOSITIVE POWER
                              1,000,000 shares of Common Stock
                              --------------------------------

                         10.  SHARED DISPOSITIVE POWER    None
                              --------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000 shares of Common Stock
     ____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*
     ____________________________________________________________


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.23% of Common Stock
     ____________________________________________________________

14.  TYPE OF REPORTING PERSON (See Instructions)
     00
     ____________________________________________________________

Item 1. SECURITY AND ISSUER.

        This statement (this "Statement") relates to the Common Stock par value $.01 per share (the "Securities") of Crown NorthCorp, Inc. (the "Issuer"), with its principal executive offices located at 1251 Dublin Road, Columbus, Ohio 43215.

Item 2. IDENTIFY AND BACKGROUND.

        (a)(b)(c) This Statement is filed on behalf of Harbert Equity Fund I, L.L.C., a Georgia limited liability company ("Harbert"), with its principal executive offices at One Riverchase Parkway South, Birmingham, Alabama 35201. Harbert is a holding company that manages its investment in the Issuer and other investments.
        Harbert's members consist of Harbert Management Corporation, Harbert Corporation, and MarRay Corporation, all related and affiliated entities to Harbert which each have the same address as Harbert for their executive offices.

        (d)    None.

        (e)    None.

        (f)    Harbert is a Georgia limited liability company.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The funds to acquire the shares in the Issuer were obtained from Harbert Management Corporation, Harbert
        Corporation, and MarRay Corporation, the members of Harbert.

Item 4. PURPOSE OF THE TRANSACTION.

        (a) The acquisition of the 1,000,000 shares of common stock in the Issuer were acquired directly from the Issuer pursuant to a Stock Purchase Agreement by and between Harbert and the Issuer dated as of March 7, 1997 (the "Stock Purchase Agreement"). The purpose of the transaction was to enable the Issuer to have additional working capital. Pursuant to the Stock Purchase Agreement, Harbert may be obligated to purchase, on or before March 7, 1998, up to approximately 1,904,762 additional shares of common stock for a purchase price of $1.05 per share at the request of the Issuer. Such purchase obligation is dependent upon the Issuer identifying an acquisition candidate that meets the acquisition criteria set forth in the Stock Purchase Agreement and the satisfaction of certain other conditions to the closing of such investment as set forth therein. The funds to be paid by Harbert will be utilized to make any such acquisition. Harbert has also been granted an option to purchase such 1,904,792 shares at $1.05 per share in the event the Issuer does not identify a suitable acquisition candidate and make the request as provided for in the Stock Purchase Agreement.

        Additionally, the Stock Purchase Agreement provides that if the respective Boards of Directors of Issuer and Harbert agree to the creation of an investment fund meeting the criteria set forth in the Stock Purchase Agreement on or before March 7, 1998, Issuer shall sell an additional 1,904,762 shares of its common stock to Harbert for $1.05 per share. Harbert has also been granted an option to purchase such 1,904,792 shares at $1.05 per share in the event the Issuer and Harbert do not agree to the creation of the fund as long as certain conditions precedent, as provided for in the Stock Purchase Agreement, have been satisfied.

        If all of the contemplated stock acquisitions were made, Harbert would hold 4,809,584 shares of common stock in the Issuer, representing 35.4% of the then expected number of shares of common stock outstanding (exclusive of any additional shares of the Issuer being issued pursuant to exercised stock options or warrants, or the conversion of any of the convertible preferred shares of the Issuer that are presently outstanding).

        (b)(c) There are no plans or proposals which relate to or would result in any action enumerated in these subparagraphs.

        (d) Pursuant to the Stock Purchase Agreement, as of March 7, 1997, the Board of Directors of the Issuer was required to appoint Raymond Harbert and Michael Luce (both representatives of Harbert) to the Board of Directors to fill two vacancies that then existed. For the earlier of (i) a five year period commencing March 7, 1997 or (ii) the date that Harbert owns less than 5% of the outstanding common shares of the Issuer, the Issuer shall nominate two individuals designated by Harbert to the Board of Directors of the Issuer, and one individual designated by Harbert to the Advisory Committee to the Board of Directors.

        (e)-(j) There are no plans or proposals which relate to or would result in any action enumerated in these subparagraphs.


Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)(b) Harbert presently beneficially owns 1,000,000 shares of the common stock of the Issuer, which represents approximately 10.2% of the shares outstanding as of March 7, 1997 (including the shares issued to Harbert). Harbert has sole power to vote and dispose of these shares.

        (c)    None.

        (d)    Not Applicable.

        (e)    Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Item 5(a) above with respect to the rights of Harbert to acquire additional shares of common stock from the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 10: Stock Purchase Agreement dated as of March 7,
                    1997 between and among Harbert Equity Fund I,
                    L.L.C. and Crown NorthCorp, Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:          April 2, 1997
     -----------------------------------

Harbert Equity Fund I, L.L.C.

By: Harbert Management Corporation, its Member



By:  /s/ Michael D. Luce
     Michael D. Luce, Chief Financial Officer